UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 12 and 15(d) of the Securities Exchange Act of 1934

Commission File Number 0-15256

Gran-Mark Income Properties Limited Partnership
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(Exact name of registrant as specified in its charter)

7900 Sudley Road, Suite 900, Manassas, Virginia 20109, 703-368-2415
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(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Limited Partnership Interest
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(Title of each class of securities covered by this Form)

A Maryland Limited Partnership               52-1425166
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(State of Organization)                      I.R.S. Employer ID

c/o Amherts Properties, Inc.: 7900 Sudley Road, Suite 900, Manassas, Virginia 20109
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(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports

       Rule 12g-4(a)(1)(i)  [X] Rule 12h-3(b)(1)(ii) [ ]
       Rule 12g-4(a)(1)(i)  [ ] Rule 12h-3(b)(2)(i)  [ ]
       Rule 12g-4(a)(2)(i)  [ ] Rule 12h-3(b)(2)(ii) [ ]
       Rule 12g-4(a)(2)(ii) [ ] Rule 15d-6           [ ]
       Rule 12h-3(b)(1)(I)  [ ]

Approximate number of holders of record as of the certification or notice date: 273

Pursuant to the requirements of the Securities Exchange Act of 1934, Gran-Mark Income Properties Limited Partnership has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: November 29, 1999                      By: /s/ Louis J. Marin/CEO
                                                 -------------------------------
                                                     Louis J. Marin/CEO

INSTRUCTIONS: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or any other duly authorized person. The name and title of the person signing there form shall be type or printed under the signature.